February 6, 2019	CSE: CXXI

C21 ANNOUNCES STOCK OPTION GRANT

C21 Investments Inc. (CSE: CXXI) (the “Company”) announces that pursuant to its 10% Rolling Stock Option Plan (the “Plan”), it has granted incentive stock options to certain employees entitling them to purchase an aggregate of 710,000 common shares of the Company at an exercise price of $1.11 per share for a 3-year term expiring at close of business on February 5, 2022.

ON BEHALF OF THE BOARD

SIGNED: “Michael Kidd”

Michael Kidd, CFO, Secretary, Director

For more information contact:
Michael Kidd Tel: (604) 336-8613
www.cxxi.ca

The CSE has not accepted responsibility for the adequacy or accuracy of this release.